787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 12, 2011

VIA E-MAIL AND EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock FundsSM
BlackRock Global Opportunities Portfolio (Acquiring Fund), a series of BlackRock
FundsSM , with respect to its proposed reorganization with BlackRock Global Growth Fund,
Inc. (Target Fund) (Securities Act File No. 333-173233)

Dear Mr. Ganley:

This letter responds to one of the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on April 29, 2011 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by BlackRock Global Opportunities Portfolio (the “Acquiring Fund” or a “Fund”), a series of BlackRock FundsSM (the “Registrant”), of all of the assets of BlackRock Global Growth Fund, Inc. (the “Target Fund” or a “Fund”) in exchange for the assumption of certain stated liabilities of the Target Fund and shares of the Acquiring Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comment has been restated below. The Registrant’s response to the comment is set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response: The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI

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John Ganley, Esq.
May 12, 2011

White Paper”), regarding accounting survivors, as well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity:1

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both Funds are currently advised by BlackRock Advisors, LLC (“BlackRock Advisors”). The Funds have different sub-advisers however. The Target Fund is sub-advised by BlackRock Investment Management, LLC while the Acquiring Fund is sub-advised by BlackRock Financial Management, Inc. (“BFMI”). The Target Fund and Acquiring Fund are currently managed by the same portfolio management team consisting of Thomas Callan, CFA and Michael Carey, CFA. BlackRock Advisors and BFMI will continue to serve as the investment adviser and sub-adviser, respectively, to the Combined Fund following the Reorganization and Messrs. Callan and Carey are expected to continue to serve as the portfolio managers of the Combined Fund following the Reorganization. Messrs. Callan and Carey have managed the Acquiring Fund two years longer than the Target Fund. Messrs. Callan and Carey have managed the Acquiring Fund for approximately five years (since the Fund’s inception in 2006), while they have only managed the Target Fund for approximately three years (since 2008). In addition, as more fully discussed below, because Messrs. Callan and Carey have managed the Acquiring Fund’s portfolio since the Fund’s inception, the entire performance history of the Acquiring Fund is attributable to Messrs. Callan and Carey, whereas most of the performance history of the Target Fund is attributable to multiple different portfolio management teams. In particular, the Target Fund’s current 5- and 10-year performance represents the performance of three different portfolio management teams. This factor favors the Acquiring Fund as the accounting and performance survivor.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund. As a result of the substantially similar investment objectives and similar investment strategies of the Funds, however, there is substantial overlap in the portfolio securities currently held by the Funds. Consistent with the flexibility permitted by each

1 The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

John Ganley, Esq.
May 12, 2011

Fund’s investment strategies, the portfolio management team is in general currently managing the Funds in a substantially similar manner. In particular, in connection with the assumption by the current portfolio management team of the day-to-day management of the Target Fund on November 20, 2008, the makeup of the Target Fund’s portfolio changed and since then has continued to become increasingly more similar to the portfolio of the Acquiring Fund such that there is a 100% overlap in portfolio securities held by the two Funds as of September 30, 2010, compared with a 8.54% overlap in portfolio securities as of September 30, 2008.

Although the Funds have been managed in a substantially similar manner over the last three years and are expected to be managed in this manner in the future, the Acquiring Fund maintains the longer continuous historical performance record of the current portfolio management team and the relevant historical accounting information to support that performance record. This factor favors the Acquiring Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The investment objectives of the Funds are substantially similar. The investment objective of the Target Fund is to seek long term growth of capital. The investment objective of the Target Fund is fundamental, which means it may not be changed without approval of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act. The investment objective of the Acquiring Fund is to provide long-term capital appreciation. The investment objective of the Acquiring Fund is a non-fundamental objective, which means it may be changed without the approval of the Fund’s shareholders.

The Acquiring Fund and the Target Fund employ similar investment strategies to achieve their respective objectives. Both Funds invest the majority of their assets in global equity securities of any market capitalization. The material differences in principal investment strategies are:

  The Acquiring Fund invests at least 75% of its total assets in global equity securities (including U.S. issuers) of any market capitalization, while the Target Fund applies a 65% threshold.

  The Acquiring Fund may invest up to 25% of its total assets in global fixed income securities (including U.S. issuers), while the Target Fund does not invest in fixed income securities as a principal investment strategy.

  Both Funds may invest in IPOs. However, an investment in IPOs is a principal investment strategy of the Acquiring Fund, while it is a non-principal strategy of the Target Fund.

  The Acquiring Fund may, as part of its principal investment strategies, engage in various types of derivative transactions, while the Target Fund does not use derivative transactions as part of its primary investment strategies.

The similarities and differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Summary – Investment Objectives and Principal Investment Strategies –Comparison of the Target Fund and the Acquiring Fund.”

Certain fundamental investment restrictions are common to both Funds; however, because the restrictions cannot be changed without shareholder approval, the fundamental investment restrictions of the Acquiring

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May 12, 2011

Fund will apply to the Combined Fund following the Reorganization. The differences between the fundamental investment restrictions of the Target Fund and Acquiring Fund are described in the Registration Statement under “Comparison of the Funds – Fundamental Investment Restrictions.”

Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is generally managing the Funds in a substantially similar manner; however, the investment objective, policies and restrictions of the Combined Fund will be those of the Acquiring Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Expense Structure: The expense structure of the Combined Fund will be that of the Acquiring Fund, since all of its contracts with service providers will remain in place following the Reorganization. As indicated in the Registration Statement under “Summary – Background and Reasons for the Proposed Reorganization,” assuming the Reorganization had occurred on September 30, 2010 (the most recent fiscal year end for the Acquiring Fund), although the Combined Fund would have, on a pro forma basis, contractual and effective management fee rates that are expected to be higher than the contractual and effective management fee rates for the Target Fund and total annual fund operating expenses for each of its share classes that are expected to be higher than those of the corresponding share classes of the Target Fund prior to the Reorganization as of August 31, 2010 (the most recent fiscal year end for the Target Fund), the Combined Fund would have net annual fund operating expenses for each of its share classes that are expected to be the same as or lower than those of the corresponding share classes of the Target Fund prior to the Reorganization as of August 31, 2010, after taking into account applicable contractual fee waivers and/or expense reimbursements that BlackRock Advisors has agreed to implement for Investor A, Investor B, Investor C, Institutional and Class R shares until February 1, 2015.

In addition, since December, 2007, the Target Fund has been experiencing a net decline in assets due to shareholder redemptions. This redemption activity is expected to continue and may potentially lead to increasing Target Fund expenses as asset levels diminish. On the other hand, based on recent purchase and redemption activity of the Acquiring Fund, the Acquiring Fund is expected to grow over time due to anticipated shareholder interest, thereby offering the potential to over time (i) achieve certain operating efficiencies from a larger net asset size and (ii) experience reduced expense ratios by sharing certain fixed costs over a larger asset base. This factor favors the Acquiring Fund as the accounting and performance survivor.

Asset Size: As of September 30, 2010, the Acquiring Fund had net assets of approximately $84.2 million, while the Target Fund had net assets of approximately $375.3 million. This factor favors the Target Fund as the accounting and performance survivor.

Additional Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

John Ganley, Esq.
May 12, 2011

Age of Funds: Although the Target Fund has been in existence longer than the Acquiring Fund (the Target Fund commenced operations in 1997 while the Acquiring Fund commenced operations in 2006), most of its performance history is attributable to its historical portfolio management teams that are different than the current portfolio management team. The entire performance history of the Acquiring Fund, on the other hand, is attributable to the current portfolio management team which is expected to continue to manage the Combined Fund after the Reorganization. If you were to look solely at the age of the two Funds, this factor would favor the Target Fund as the accounting and performance survivor. Given that the current portfolio management team has been managing the Acquiring Fund longer than the Target Fund and the performance history of the Acquiring Fund is attributable in its entirety to the current portfolio management team, whereas in the case of the Target Fund most of the performance history is attributable to different portfolio management teams, we believe this factor favors the Acquiring Fund as the accounting and performance survivor.

Board Composition: The Funds are currently overseen by different boards of directors. The board of the Combined Fund after the Reorganization will be the same as the board of the Acquiring Fund. This factor favors the Acquiring Fund as the accounting and performance survivor.

Conclusion

As the acquiring fund, the Acquiring Fund will be the legal survivor in the Reorganization. The Registrant believes that the Acquiring Fund is also the appropriate accounting and performance survivor in the Reorganization because the entire performance history of the Acquiring Fund is attributable to the current portfolio management team of the Acquiring Fund, which is expected to continue to manage the Combined Fund following the Reorganization. As discussed above, although this same portfolio management team currently manages the Target Fund as well, it has only done so for three years and most of the Target Fund’s performance history is attributable to its historical portfolio management teams that are different than the current portfolio management team.

As a result of the substantially similar investment objectives and similar strategies of the Funds, there is substantial overlap in the portfolio securities currently owned by the Funds. In particular, in connection with the assumption by the current portfolio management team of the day-to-day management of the Target Fund, the makeup of the Fund’s portfolio changed and since then has continued to become increasingly more similar to the portfolio of the Acquiring Fund. As discussed above, although the Funds have been managed in a substantially similar manner over the last three years and are expected to be managed in this manner in the future, the Acquiring Fund maintains the longer continuous historical performance record of the current portfolio management team and the relevant historical accounting information to support that performance record.

In addition, as discussed above, the Target Fund’s net decline in assets over the last few years due to shareholder redemptions is expected to continue and may potentially lead to increased Target Fund expenses as asset levels diminish. On the other hand, based on recent purchase and redemption activity of the Acquiring Fund, the Acquiring Fund is expected to grow over time due to anticipated shareholder interest, thereby offering the potential to over time (i) achieve certain operating efficiencies from a larger

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May 12, 2011

net asset size and (ii) experience reduced expense ratios by sharing certain fixed costs over a larger asset base.

For these reasons, as well as the other considerations discussed above, the Registrant believes that current and future shareholders of the Combined Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting and performance survivor in the Reorganization.

* * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso
Maria Gattuso

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC Aaron Wasserman, Esq., BlackRock Advisors, LLC
Margery Neale, Esq., Willkie Farr & Gallagher LLP